Exhibit 99.1

Almonty Industries Inc. Announces Closing of Upsized US$129,375,000 Underwritten Offering of Common Shares in the United States Including Full Exercise of Over-Allotment Option

No present intention of completing further offerings under base shelf prospectus

TORONTO – December 10, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, announced today the closing of its previously announced upsized underwritten offering of common shares (the “Common Shares”), including the full exercise of the underwriters’ over-allotment option (the “Over-Allotment Option”), for aggregate gross proceeds of US$129,375,000 (the “Offering”).

The syndicate of underwriters was led by BofA Securities as Lead Bookrunning Manager and also included Cantor Fitzgerald & Co., D.A. Davidson & Co. and A.G.P./Alliance Global Partners as Bookrunning Managers. Including the exercise of the Over-Allotment Option, Almonty sold an aggregate of 20,700,000 Common Shares at a public offering price of US$6.25 per Common Share, for total gross proceeds of US$129,375,000.

Almonty intends to use the net proceeds from the Offering to fund exploration and development work at the Gentung Browns Lake Tungsten Project, expansion work at the Panasqueira Mine, exploration work at the Sangdong Molybdenum Project and for working capital and general corporate purposes, as set out in the prospectus supplement (the “Supplement”) to Almonty’s short form base shelf prospectus dated October 31, 2025 (the “Base Prospectus”) and the corresponding supplement to Almonty’s effective registration statement on Form F-10 in the United States.

Lewis Black, Chief Executive Officer of the Company, said “with the proceeds raised from this Offering, the Company is fully capitalized to conduct the exploration and expansion of projects outlined in the Supplement and accordingly has no present intention of completing any further capital raises under the Company’s Base Prospectus. Our intention is to now move to withdraw the Base Prospectus. As a leader in the Western tungsten space, it is reassuring that from our largest institutional investors to our smallest friends of the family investors, support has never been higher.”

No regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy Common Shares, nor shall there be any sale of Common Shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the United States and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

ASX Listing Rule 5.23 - Competent Person Statement

The mineral resource estimate incorporated by reference in the Base Prospectus and Supplement was reported by the Company in accordance with ASX Listing Rule 5.8 on July 11, 2025. The Company confirms that, as of the date of this release, it is not aware of any new information or data that materially affects the information included in the announcement and that all material assumptions and technical parameters underpinning the estimates in the announcement continue to apply and have not materially changed. The Company confirms that, as of the date of this release, the form and context in which the competent person’s findings are presented have not been materially modified from the original market announcement.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the intended use of net proceeds from the Offering, that the Company is fully capitalized to conduct the exploration and expansion projects outlined in the Supplement, that the Company has no present intention to complete further capital raises under the Base Prospectus, and that the Company has a present intention to withdraw the Base Prospectus.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the intended use of net proceeds of the Offering, the anticipated costs of the exploration and expansion projects outlined in the Supplement, the Company’s expectations regarding capital requirements going forward, and such other assumptions and factors as are set out herein. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Supplement and the risks identified in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE AND IS UNDER NO OBLIGATION TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.